[Reference Translation]
July 30, 2010
To Whom It May Concern:
Company Name: Toyota Auto Body Co., Ltd.
Name and Title of Representative:
Takuji Amioka, President
(Code Number: 7221
The first sections of the Tokyo Stock Exchange and the Nagoya Stock Exchange)
Name and Title of Contact Person:
Yasushi Fukaya, General Manager, Accounting Division
Telephone Number: 0566-36-7522
(The Parent Company of Toyota Auto Body Co., Ltd.)
Company Name: Toyota Motor Corporation
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)

Notice Concerning Amendments to the Forecasts for FY2011

Based on our recent business results, we, Toyota Auto Body Co., Ltd. (the “Company”), hereby amend, as below, our financial forecasts, announced on April 28, 2010.

1. Amendments to the forecasts
 (1) Consolidated financial results
(Amount: million yen)
 ( i )Amendments to the forecasts of semi-annual consolidated financial results for FY 2011
    (from April 1, 2010 to September 30, 2010)
	Net revenues	Operating income	Ordinary income	Net income	Net income per share
Previous forecasts (A)	710,000	6,000	6,000	3,500	30.09yen
New forecasts (B)	760,000	12,000	12,000	7,000	60.19yen
Amount changed (B - A)	50,000	6,000	6,000	3,500	―
% of change	7.0	100.0	100.0	100.0	―
(Reference) Actual results of the corresponding period of the preceding year (FY2010 ended March 31,2010)	653,571	-1,483	-1,517	-772	-6.62yen

 ( ii )Amendments to the forecasts of consolidated financial results for FY2011
    (from April 1, 2010 to March 31, 2011)
	Net revenues	Operating income	Ordinary income	Net income	Net income per share
Previous forecasts (A)	1,360,000	11,000	11,000	6,500	55.89yen
New forecasts (B)	1,410,000	17,000	17,000	10,000	85.98yen
Amount changed (B - A)	50,000	6,000	6,000	3,500	―
% of change	3.7	54.5	54.5	53.8	―
(Reference) Actual results for FY2010	1,498,494	17,175	17,298	10,242	87.98yen

(2) Unconsolidated financial results

(Amount: million yen)
 ( i )Amendments to the forecasts of semi-annual unconsolidated financial results for FY2011
    (from April 1, 2010 to September 30, 2010)
	Net revenues	Operating income	Ordinary income	Net income	Net income per share
Previous forecasts (A)	680,000	4,000	5,000	3,000	25.79yen
New forecasts (B)	730,000	9,000	10,000	6,000	51.58yen
Amount changed (B - A)	50,000	5,000	5,000	3,000	―
% of change	7.4	125.0	100.0	100.0	―
(Reference) Actual results of the corresponding period of the preceding year (FY2010 ended March 31,2010)	623,671	-2,435	-2,231	-1,321	-11.34yen

 ( ii )Amendments to the forecasts of unconsolidated financial results for FY2011
    (from April 1, 2010 to March 31, 2011)
	Net revenues	Operating income	Ordinary income	Net income	Net income per share
Previous forecasts (A)	1,300,000	7,000	8,000	4,500	38.69yen
New forecasts (B)	1,350,000	12,000	13,000	7,500	64.48yen
Amount changed (B - A)	50,000	5,000	5,000	3,000	―
% of change	3.8	71.4	62.5	66.7	―
(Reference) Actual results for FY2010	1,429,726	11,388	11,848	7,405	63.61yen

2. Reasons for the amendments
With respect to both the consolidated and unconsolidated financial forecasts for FY 2011, the net revenues, operating income, ordinary income and net income are expected to exceed the previously announced figures, due to increase in vehicle sales and company-wide profitability improvement efforts.

[Note]
The forecasts stated above are based upon information that is currently in the Company’s possession. The forecasts stated above are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or financial position to be materially different from the forecasts expressed or implied in this notice.